FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

I

The documents listed below as Exhibit 99.1 and 99.2 to this Form 6-K are copies of the Registrant’s news release of November 27, 2006 and related Material Change Report of November 27, 2006.  This news release and material change report are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1 99.2

Press release dated November 27, 2006 announcing “TransAlta stops mine operations at Centralia, switches to Powder River Basin coal, and announces intention to write-down Centralia gas-fired plant”.

Material Change Report advising that on November 27, 2006 TransAlta announced that it will immediately cease mining at its Centralia Washington coal mine and that it has entered into agreements to purchase and transport coal from the Powder River Basin to fuel its coal fired plants.

EXHIBIT INDEX

99.1 99.2

Press release dated November 27, 2006 announcing “TransAlta stops mine operations at Centralia, switches to Powder River Basin coal, and announces intention to write-down Centralia gas-fired plant”.

Material Change Report advising that on November 27, 2006 TransAlta announced that it will immediately cease mining at its Centralia Washington coal mine and that it has entered into agreements to purchase and transport coal from the Powder River Basin to fuel its coal fired plants.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/ Maryse St.-Laurent

Maryse St.-Laurent

Corporate Secretary

Date: November 27, 2006